EXHIBIT 21
Subsidiaries

Name of Company	Jurisdiction of Formation
Applied Sciences Corporation	Taiwan
Home Diagnostics (UK)Limited	United Kingdom
Home Diagnostics (Canada) Ltd.	Canada